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V - Q1 2003 Vivendi Universal Earnings Conference Call

EVENT DATE/TIME: JUN. 17. 2003 / 1:30PM UKT

Reviewed by VU IR with audio recording





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V - Q1 2003 VIVENDI UNIVERSAL EARNINGS CONFERENCE CALL
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CORPORATE PARTICIPANTS

JACQUES ESPINASSE
Vivendi Universal - CFO, Senior Executive VP

DOMINIQUE GIBERT
Vivendi Universal - Deputy CFO

HUBERT JOLY
Vivendi Universal - Deputy CFO

DANIEL SCOLAN
Vivendi Universal - Investor Relations


PRESENTATION

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JACQUES ESPINASSE - VIVENDI UNIVERSAL - CFO, SENIOR EXECUTIVE VP

I guess we'll start in English and we'll answer questions in French and there is a simultaneous translation. We have I've been told 200 people online. Thank you for those of you who have accepted to come here rather than to stay in your office and be online and take notes. And despite of the fact of some communication yesterday, stating that today there won't be anything to be -- it was limited interest on the Q1 results, which is really the subject on our meeting today. And we'll try to demonstrate to you that it was worthwhile to come here.

So maybe the best solution is for me to stand up and then to review some of the charts which have been prepared. I'll be assisted in carrying out this exercise by my two deputies, and you all know Hubert Joly. You know Dominique Gibert and you know Daniel Scolan.

So, this being said, I'll try to be as clear as possible, and let's start on chart number one, which is a disclaimer, as usual, and I'm going to take five minutes to read it precisely from start to finish. No, I'm just joking and let's move on to slide one, which reflects our first quarter 2003 strong operating performance. Unfortunately, it's still a loss situation, but the losses really are being reduced, reduced substantially from 815 million for the first quarter 2002, down to 319 this quarter.

And you can see that from an adjusted net income, and you have the definition of adjusted net income, this is a substantial reduction from 182 million down to 56 million. This allows me to confirm the guidance we gave so far. Our guidance is that adjusted net income will be square, that is will be positive for the year 2003. I'll remind you that adjusted net income last year, for the entire year was negative euro514 million.

If you look at our pro-forma operating income, it is an increase of 39 % to 844 million. We confirm the guidance we have given so far, that it will be a very strong growth for the entire year. And some of you have wondered what it meant, very strong growth. And very strong growth means at least at the rate of growth of the first quarter, and you have rate of growth of 39 %, so it's at least 39 % that we aim to reach for the entire year on operating income.

Let's move on to the next page and here again you can see that at current exchange rates for the first quarter, the goal for operating income on a pro-forma basis was 39 %, but note please that on a constant currency basis the pro-forma operating income increased by 48 %. As you know, the dollar has weakened considerably during the first quarter, and in fact during the last six months. On

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these documents you are presented the details of businesses, pro-forma, at actual exchange rates, year on year, for the first quarter.

And just to be clear, we have presented to you also the percentage of ownership of the main businesses we have. And as you know, in the telecom business, we hold 56 % capitalistic interest in SFR even though we have a much larger stake into Cegetel, but we feel we have to present to you the profit driving force of the Cegetel/SFR growth. We have presented and I'll remind you that in Maroc Telecom we hold a 35 % stake. In the music group, 92 %. VUE 86 %. And Canal+ 100 %, even though you know perfectly well that we have a capitalistic intensity in Canal Satellite of only 66 % -- Lagardere group having 34 %. And also Canal+ -- the channel itself is a quoted company and we have 49 % stake into that company. VU games 99 % and the balance is the holding and other activities.

Let's move on and quickly look at the consolidated first quarter 2003, and I'm going to go through these items very rapidly because I feel we should try to spend most time on Q&A rather than to describe each line.

As you can see, the income tax still is up in comparison to last year. Goodwill amortization is down because there are reductions in goodwill resulting from the two impairments which were made on the 30th of June last year and at the end of December last year.

Let's look on the page No. 6, which presents how we moved from the net loss, that is a negative result, down to adjusted net loss, and the various adjustments are made through goodwill amortization. And then a set of financial provisions. It is interesting to go into the detail because some of the lines find their counterparts in other expenses. That is the case in the financial provision on realized losses, that is coming from disposal. That is the case of USAI warrants, 253 million and negative in one case for the financial provision, positive in the other.

The Vivendi Environnement mandatorily exchangeable bonds premium, 63 million, negative in financial provision, positive in other expenses. Then you have also financial provision on put options. Let me remind you that these put options are quite old, about a year old, and that was prior to the new management. I'd like you to know that we haven't had any action on VU shares for a year, except in the acquisition of their shares of Rondor that we had to deliver, and that was a contract. And it amounted, all in all, to about euro200 million, but otherwise, there hasn't been a single intervention, either from Jean-Rene Fourtou, myself, Dominique Gibert, Hubert Dupont Lhotelain, or anyone on the VU shares within the group or our subsidiaries. We haven't sold or acquired any shares of VU. That is not the case of us personally, of course. We acquire but we do not sell. That is my guess.

Exceptional income, you have the detail of a loss of euro81 million. There has been a loss on Express/Expansion disposal of 100 million and -- no, in fact, it's the opposite. It's a profit. And on Canal+ Technologies disposal it's a reversal of provision, which was set at the end of last year and miscellaneous other items.

On page 7, let me confirm our general guidance concerning the proportionate cash flow from the operations. Let me remind you that we have stated and I reiterate that in 2001 the proportionate cash flow from the operations too, that about euro10 million only. Proportionate cash flow from the operation is cash flow from the operations, multiplied by the capitalistic intensity of each one of our subs, that was euro10 million in 2001. It was, if my memory is correct, something like 730 million in 2002. And I have stated at the General Assembly meeting that the proportionate cash flow from the operation anticipated for the entire year 2003 would reach euro1.5 billion and I do confirm this here before you.

So this is a positive step forward and let me being having a word of caution concerning the quarterly results. Some of our businesses are quite seasonal and that was the case of VUE first quarter performance, which is not very good. Second quarter and third quarter and fourth quarter should be better. It can change from a year to another, depending on the slates and that which times the films get out and same thing also happened for the music. Therefore, we will not expect that each quarter will see the same type of progression on cash flow, but really, what we're aiming at is the entire year, 1.5 billion for proportionate cash flow from the operations.

Now let's move onto page 8. This performance that we evaluate as good was achieved in spite of a weakening of the dollar against the euro -- these adjustments represented 18 percent. This has an impact year on year of about 7.6 points on pro-forma revenue growth that is that a little in excess of half a billion dollars, and 8.8 points on pro-forma operating income growth. I have stated, and I'm going to reiterate, but for the entire year, if the dollar were to even at the current level, this would have a negative impact on our initial budget for the entire year of about 150 million for EBIT and about the same amount for the cash flow. However, this is not much of a concern, as you can see, for this year.

On page 9, we reiterate our guidance and I have stated that already, so I'm going to skip it. We want to continue to run the group and maximize cash generation. We are closing, restructuring or selling under-performing businesses, our businesses which represent cash drains and we are positioning quality assets for future goals.

Let me say a few words and there might be some questions on the subject that there has been a lot of new financing, which have been carried out. I think Dominique Gibert computed all the negotiations which have taken place since the month of July last year. All in all, it's more than euro10 billion, which have been progressively renegotiated. The rule of the game has been quite simple. It's an extension of the maturity of our debt, which was rather cumbersome. It was too short and we wanted to extend the maturity and every time we renegotiated some of this debt, we also wanted to gain some flexibility that is less constrained on our

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assets so that we could negotiate. And therefore strengthen our negotiating leverage. This is really what has been done.

On page 10, we have reminded you the asset divestiture program -- you remember our commitment. It is over a period of time that is from July 1, 2002 until the end of 2004 to dispose of euro16 billion worth of assets. I have said in New York recently that we are over the hump, that is over the top of the mountain and going down now. We have sold more than 50 % of the divestiture program. We stand at 9.7 billion, which is quite a bit of dough actually. In the past 11 months we always took in terms of enterprise value, that is the cash we set out of asset disposal and also the debt transferred to the acquirer. I think if Robert De Metz were here -- actually, at the moment he's in Los Angeles--, he would tell you that all in all so far we have received only less than euro20 million all the vendors' notes, so it's really quite limited. All of the divestiture has been done for cash.

On page 11, you can see that is a statement you well know, that we are carrying through methodological process to divest VUE and VU Games at the right value. A lot of work has been done. We have advisers, we have a set of data rooms, having management meetings. All people recognize that VUE represents a set of complementary assets with a good management. It is composed of a leading film studio, TV programming, TV production, cable network and also the second-largest destination theme park operator.

For our U.S. assets, there is a multiplicity of buyers which have expressed interest. And of course, we are getting close to collecting the copies of each one of the offers. The offers are subject to variable parameters and they have different potential tax implications. As a result, this will generate different cash proceeds. There are variable regulatory issues, either in Washington or in Brussels, and this can have consequences concerning the timing, which might be different depending on which solution is returned.

On page 12, I think it is important to reaffirm that VU is not handicapped in its ability to sell its VUE assets, and potential buyers will be able to operate them without interference. There are multiple options for moving forward with the bidders. We are in not in a corner. We won't be forced by a time issue and the process is clearly monitored, controlled and run by VU. Given the return of the market, I'm talking about the capital market and the stock exchange situation, both in New York and in Paris, we are also seriously considering as an alternative solution an IPO and we do feel that it's a realistic solution and it's not a fallback solution. It is an alternative solution, depending on the level of offers we will get.

On page 13, we have prepared a document. On the blue line, you have the -- practically with no change-- liquidity forecast that we had established, I believe, during the month of March at the time of the high yield. As you can see, there are several possibilities. There is a green line which is presented which is really the bottom line under which we will not go, and then there is a red arrow, which is a possibility, depending on various parameters of the VUE asset disposal. We might end up with a substantial liquidity and in some cases with no debt at all. And even positive cash situation.

I think it's important for you to know that if you look at all the six possible buyers who are credible buyers and you take all the parameters, it's six times 36 possibilities. And in the end, I just cannot present so many curves because you would be lost. So you have to wait for awhile, that we negotiate properly and you have to be patient, but you have to know that there is a floor under which we will not go and the floor is presented by the green line. We said this is a minimum, the red case is the optimum, and the blue case is a central case. And all this results in situations which are represented on page 14.

Page 14 shows the net debt situation at the end of each quarter until 2004. Of course, this is based on a set of assumptions. There are red arrows because clearly, the debt could be down to zero. In fact, the debt could end up being negative, and negative debt is positive cash at the bank and clearly that could be our situation, and after that, we'll have to tell you what to do with it.

The various actions that we have taken to strengthen the group's debt situation is not only selling assets, it's also rearranging the debt. And I mentioned that the average duration of the debt has been extended from 2.5 years to 3.5 years, and if I remember correctly, this includes or doesn't include, Hubert, the preferred? It doesn't include the preferred because the preferred are much longer maturity and if we were to include the preferred, A and B --which have about an 18-year life remaining or 20 years still to go? 19 years--, clearly, we would have an average duration which would be an additional seven months, if my memory is correct.

So let's -- what did we do? There was in April the 1.2 billion 7 year high yield bond, which is non-callable for four years. You know, how it was split between dollar and euro and what the margins were. It's an expensive facility actually, it's been a very good investment for investors. And let me remind you that our credit defaults swap, which are a very good indication of the risk appreciation of VU, albeit the market is not always perfect because I'll remind you that last year at the beginning of the year Dominique Gibert bought money at 440 basis points in March last year. And in August, our credit defaults swap went up to 1400 basis points. When we issued the high yield in March., the credit defaults swap was at 520 basis points. And today, it is...

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DOMINIQUE GIBERT - Vivendi Universal - Deputy CFO

275.


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JACQUES ESPINASSE - VIVENDI UNIVERSAL - CFO, SENIOR EXECUTIVE VP

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275 basis points, so clearly we are in a much better situation than we have been and we intend to continue improving it. We have renegotiated a three-year bank facility for 2.5 billion. This has been used to reimburse the 1.5 billion bank debt and replace the backup line. We have refinanced the 1.62 billion bridge loan in VUE. 700 million was run through a securitization program on film library and 920 million U.S. institutional term loans for five years, and this is to be completed by the 30th of June. It will be closed by the end of this month. There is very strong demand for this loan.

And in addition, there was a negotiation concerning the Orlando Park's refinancing. That was a high yield bond issue. I'll remind you that this activity is not consolidated within VU. We have a 50 % stake into Orlando, which we share with Blackstone.

After that, we have given you on the following pages the segmentation revenue on page 17, so that you can see business by business, how it has evolved. And not only the actual change from year on year for the first quarter. We also give you the pro-forma changes at constant perimeter. We also had pro-forma changes at constant perimeter and at constant currency so that you can appreciate how the group is moving in each one of its six business segments.

We give you the same information for the operating income on page 18. And as you can see, there is a strong growth in the telecom business. You should not be concerned about the VUE evolution for the first quarter. You should not be alarmed by the data of UMG, even though there will be, we anticipate for the next two years, a reduction of the operating income of this activity. The VU games business has been disappointing for the first quarter. Some of it is due to timing and the seasonal activity, and also the fact that new games are coming out later than was the case last year.

On page 19, we give you the detail of the financial expenses, financial provisions, and other financial expenses or income. And for the first quarter, you'll have the details so that it helps you analyze and understand our accounts. You'll find additional information on page 20 concerning the exceptional items and the tax base. And then from page 22 onwards, you have for each businesses key information.

Well, these remarks really close my intervention and now we are going to answer any questions you may have. We'll try to alternate questions in the room and questions from those of your friends who are on the call and try to answer them as -- make your questions short. We'll try to make the answers short, and most of the time I'll just ask my colleague to carry out the answer, especially if I can't answer, which should happen quite often. Please go ahead.

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